Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

06015872

July 28, 2006

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

The following replaces the Man Group plc announcement released today at 17.31 under RNS number 7951G

The only change in this announcement is to the title. The body of the announcement remains the same

MAN GROUP PLC

Issue of shares in exchange for Guaranteed Exchangeable Bonds of Forester Limited

Application has been made to the UK Listing Authority for the admission of 11,864,652 new ordinary shares of 18 US cents each in Man Group plc to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The application is being made in respect of shares to be issued in exchange for Guaranteed Exchangeable Bonds of Forester Limited.

Man Group plc

eurex

Press Release

Man Group plc and Eurex Join Forces to Develop Unique U.S. Futures Market

Partnership Will Create Innovative Products for New Customer Segments

Further Partners Anticipated in Exchange

Chicago, July 27, 2006 – Man Group plc, the global provider of alternative investment products and one of the world's largest futures brokers, and Eurex, the world's largest derivatives exchange, today announced that they have entered into agreements that will further develop U.S. Futures Exchange LLC (USFE - formerly known as Eurex US). USFE will expand the derivatives market by serving as a product incubator and innovator to create new listed products.

Under the terms of the transaction, Man Group will purchase 70 percent of Eurex's shares in USFE for a purchase price of $23.2 million in cash and in addition make a capital injection of $35 million into USFE. Deutsche Börse Systems, the developer and operator of the Eurex platform and network, will continue to operate the trading platform and corresponding communications network for USFE.

USFE will offer new products targeted at buy-side customers such as hedge funds and retail investors, sectors in which Man Group has significant expertise and market exposure. The goal is to expand the volume in listed derivatives by broadening the range of exchange traded products to new and existing user groups, rather than competing with established futures exchanges.

Man Group plans to reduce its stake in USFE over time to below 50 percent by inviting other trading institutions, including hedge funds and financial services firms, to join the partnership with an equity position. Eurex will retain a stake of approximately 30 percent in USFE.

Kevin Davis, Chairman and CEO of Man Financial, the brokerage division of Man Group plc (of which he is also a director), will serve as Chairman of the USFE. Satish Nandapurkar will be CEO of USFE. He will also be a member of the exchange's Board of Directors, which will be comprised of representatives of Man Group plc and Eurex, as well as a significant number of independent directors.

"This partnership is an exciting opportunity for the futures industry and the customers we serve," said Davis. "On the basis of a robust and highly scalable global platform, together with additional partners, we will pioneer the creation of innovative products. Man's long experience serving its global customer base, combined with Eurex's renowned expertise in operating an electronic trading platform, will create a distinct regulated exchange that will give the market place additional trading opportunities." Davis added that Man Financial is rapidly adding new customers around the world and he sees significant demand for additional futures products.

Andreas Preuss, CEO of Eurex, said, "With this new relationship, Eurex adds a new dimension to its well established core product range. Together with our partner, we will reach out to new target groups with innovative products. USFE will offer products that have not previously been available in an exchange environment."

Prior to the closing, USFE will transfer its interest in the antitrust litigation commenced in October 2003 against the Chicago Board of Trade and the Chicago Mercantile Exchange to its current owners.

Man Group was advised by Lazard New York on this transaction.

About Man Group plc
Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 4,000 people in 16 countries, with key centres in London, Pfaeffikon (Switzerland), Chicago and New York. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index. Further information on Man Group can be found at www.mangroupplc.com

About Man Financial
Man Financial, the brokerage division of Man Group plc, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's futures and options exchanges, with particular strengths in interest rate products, metals and the energy markets.

About Eurex AG
Eurex, jointly owned and operated by Deutsche Börse AG and SWX Swiss Exchange, is the world's largest derivatives exchange. Eurex offers a broad range of international benchmark products and operates the most liquid fixed income derivatives markets in

the world. With market participants connected from locations all over the world, trading volume at Eurex exceeded 1.25 billion contracts in 2005. In addition to operating a fully electronic trading platform, Eurex provides an automated and integrated joint clearing house, Eurex Clearing.

Media Contacts:

Man Group plc
David Browne +44 20 7144 1000

Eurex AG
Candice Adam +44 7920 494 911

Edelman for Man Financial
Richard Myers +1 917 497 5485
Patricia Sturms +1 212 704 4496
Paul Lockstone +44 7876 685200

# # #